Exhibit 99.2

IFRS USD Press Release

Solid Q1 year on year revenue growth of 4.2% at 20.8% operating margins

Strong large deal closures and robust deal pipeline position us well for future growth

Bengaluru, India – July 20, 2023: Infosys (NSE, BSE, NYSE:INFY), a global leader in next-generation digital services and consulting, delivered $4,617 million in Q1 revenues with year on year growth of 4.2% and sequential growth of 1.0% in constant currency. Large deal TCV for the quarter was at $2.3 billion, with net new of 56.1%. Operating margin for the quarter was stable at 20.8%. ROE improved 180 bps to 32.8%. Attrition declined further to 17.3%. FY24 revenue guidance revised to 1.0%-3.5% and operating margin guidance retained at 20%-22%.

“We had a solid Q1 with a growth of 4.2% and large deals of $2.3 billion which helps us to set a strong foundation for future growth. Our generative AI capabilities are expanding well, with 80 active client projects. Topaz, our comprehensive AI offering, is resonating well with clients. We see this being transformative for clients and enhancing our overall service portfolio” said Salil Parekh, CEO and MD. “We have expanded the margin improvement program with a holistic set of actions for the short, medium and long-term, working on five key areas, supported by our leadership team“, he added.

Guidance for FY24:

•	Revenue growth of 1.0%-3.5% in constant currency
•	Operating margin of 20%-22%

1.	Key highlights:

For the quarter ended June 30, 2023

•        Revenues in CC terms grew by 4.2% YoY and by 1.0% QoQ

•        Reported revenues at $4,617 million, growth of 3.9% YoY

•        Operating margin at 20.8%, growth of 0.8% YoY and decline of 0.2% QoQ

•        Basic EPS at $0.17, growth of 6.6% YoY

•        FCF at $699 million, growth of 6.6% YoY; FCF conversion at 96.6% of net profit

“Q1 operating margins were resilient in an uncertain macro environment on the back of our continued focus on cost optimization. Company’s rigorous operational discipline including improved productivity measures and higher utilization helped margins for the quarter” said Nilanjan Roy, CFO. “Free Cash conversion was robust at 96.6% of net profits. Execution of strong capital allocation policy resulted in higher payouts to investors and improved ROE to 32.8%” he added.

2. Client wins & Testimonials

•	Danske Bank recently signed a strategic collaboration with Infosys to accelerate the bank’s digital transformation initiatives with speed and scale. Frans Woelders, Chief Operating Officer, Danske Bank, said, “Our Forward ’28 strategy sets clear ambitions for Danske Bank to be a leading bank in a digital age. This is backed by significant investments in digitalisation and technology, including plans to further develop our customer-facing digital solutions, and modernising our technology infrastructure to enable even better customer experiences and drive operational efficiency. We have a strong starting point, and we want to further accelerate our digital and technology transformation. We have conducted a thorough process to find a partner that can help us achieve that. Infosys has the tools, experience, and expertise to support us in accelerating our transformation using cloud and AI technologies. Given Infosys’ global presence and scale, this collaboration will also give us access to wider talent pools and capabilities.”

•	bp recently signed an MoU with Infosys to demonstrate their intent for Infosys to be bp’s primary partner for end-to-end application services. Leigh-Ann Russell, EVP, Innovation & Engineering, bp, said, “We are delighted to further develop our relationship with Infosys to help accelerate our digital transformation and scale growth through tech-enabled operations. Together, we look forward to delivering innovative solutions that meet the evolving needs of our customers and drive growth for the future."

•	Infosys and Aramco signed a Memorandum of Understanding (MoU) to bring new insights to HR data and analytics, scale the use of automation tools, and enhance employee experience through artificial intelligence (AI) technologies. Faisal A. Al-Hajji, SVP Human Resources, Aramco, said, “At Aramco, we are constantly looking to improve employee experience and make our company the best place to work. This collaboration will allow us to explore ways to further upgrade our focus on customer-centricity and transform our digital HR offerings.”

•	Infosys recently launched Infosys Topaz - an AI-first set of services, solutions and platforms using generative AI technologies. Hemanth Adapa, Product Owner, Predictive Analytics at British Telecom, said, “As part of our continuous efforts to deliver value for our clients, at British Telecom, we engaged with Infosys Topaz to offer AI-powered predictive analytics for various domains such as network performance, sustainability, and security. This has been recognized and appreciated by our clients who can now amplify their mission-critical services with never-before reliability.”

•	Infosys and Walmart Commerce Technologies collaborated to deliver scalable omni-channel solutions to retailers. Sunil Kumar, Vice President and General Manager of Walmart Commerce Technologies, said, “Infosys is a trusted partner to businesses that are navigating their digital transformation. We are excited to have Infosys help streamline implementation of the Store Assist app and to serve as a trusted system integration team for our customers.”

•	Infosys collaborated with vidaXL as their India IT Partner to set up their business technology support in a scalable and cost-effective way. Ted van Dongen, CIO, vidaXL, said, “vidaXL needed a partner to help them with their growth strategy, with a professional agile approach, and a very broad range technology expertise. In Infosys, vidaXL has found a partner that proved to be dedicated in delivering this by transitioning 8 agile development teams in less than 4 months. This collaboration establishes a mechanism to steer our corporation significantly on every aspect of the technology stack.”

•	Infosys extended its collaboration with LexisNexis to provide end-to-end information services across their range of content, enterprise, and product applications. Jeff Reihl, Executive Vice President & Chief Technology Officer, LexisNexis, said, “Our longstanding association with the highly experienced Infosys team has shown excellent results. We at LexisNexis aim to deliver the best content, enterprise, and product application services in the market and we firmly believe that by leveraging Infosys for its downstream, discretionary, and strategic programs, will be in our best interest and we are excited to further expand our relationship with Infosys.”

•	Infosys and ATP collaborated to launch a digital Carbon Tracker to enable ATP players to track and mitigate their carbon emissions from travel on Tour. Massimo Calvelli, Chief Executive Officer, ATP, said, “Tennis is on a mission to Net Zero and like many sports, our travel footprint is our biggest challenge. ATP’s new Carbon Tracker makes it simple for players to join that journey, mitigating their impact today and inspiring greener choices tomorrow. This is a story of addressing difficult problems through innovation, and we would thank our partners Infosys for their collaboration and commitment to the project. The potential of this app is massive and we’re just getting started.”

•	Keytrade Bank selected Infosys Finacle as the preferred partner for the modernization of its core banking system. Thierry Ternier, CEO, Keytrade Bank, said, “As the sponsor of the project, I am a strong believer in the program because it will strengthen the foundations of our company and make us future-proof to tackle the challenges of a fast-moving environment. Our ultimate goal is to create value and satisfaction for our customers and employees. I am convinced that this program will be a major enabler in reaching those strategic goals. We have chosen Infosys Finacle as our partner for the program because of their worldwide expertise, implementation plan, and price offering.”

•	Infosys Finacle helped successfully transform XacBank’s technology landscape with Finacle Digital Banking Suite enabling a robust digital foundation for the bank to achieve its growth strategy. Tsevegjav Gumenjav, Chief Executive Officer, XacBank, said, “We are happy at the successful completion of this much-awaited digital transformation, drawing us closer to our vision to be the preferred universal bank in Mongolia. In this digital-first era, the Finacle platform provides us with the right platform to offer custom offerings for our customers in Mongolia across segments, serving their financial needs in a secure manner. We look forward to scaling new heights with world-class banking and contribute to the larger economic development of Mongolia.”

3. Recognitions

•	Infosys has been recognized in BrandZ's prestigious Top 100 Most Valuable Global Brands list, ranked at #66
•	Recognized as one of India's Best Employers Among Nation Builders 2023 by the Great Place to Work™ Institute
•	Won PeopleFirst HR Award under two categories, ‘Leading Practices in HR Risk Management’ and ‘Leading Practices in HR Business Partnership’
•	Recognized as one of the ‘Most Honored’ companies, receiving multiple awards at the 2023 All-Asia Executive Team Rankings from Institutional Investor
•	Won the 2023 Microsoft US Partner of the Year Award in the Dynamics 365 Services category
•	Awarded the Nasscom ER&D Spotlight Award in the ‘Concept to Engineering Leadership’ category for the Market First Innovation – Digital transformation of B2B sales with Engineering configurator as a core
•	Recognized as ServiceNow Telco Partner of the Year 2023
•	Recognized as HPE Global System Integrator of the Year 2023 and HPE System Integrator of the Year 2023 for Asia Pacific and Central Europe
•	Infosys Finacle won the MEA Finance ‘Best Composable Banking Technology Solution Provider’ award at the MEA Finance Banking Technology Summit 2023
•	Infosys BPM won the SS&C Blue Prism Partner Excellence Awards 2023 across 3 categories: ‘Client Business Impact – FSI (Global)’, ‘Client Business Impact – FSI (APAC)’, and ‘Client Business Impact – Telco (APAC)’
•	Recognized as a leader in Low-Code Application Development Services PEAK Matrix® Assessment 2023 by Everest
•	Recognized as a leader in Microsoft Dynamics 365 Services PEAK Matrix® Assessment 2023 by Everest
•	Recognized as a leader in Application Automation Services PEAK Matrix® Assessment 2023 by Everest
•	Recognized as a leader in 5G Engineering Services PEAK Matrix® Assessment 2023 by Everest
•	Recognized as a leader in Wealth and Asset Management PEAK Matrix® Assessment 2023 by Everest
•	Rated as a leader in Adobe Experience Cloud Services NEAT 2023 by NelsonHall
•	Rated as a leader in SAP Cloud Migration Services NEAT 2023 by NelsonHall
•	Rated as a leader in Quality Engineering NEAT 2023 by NelsonHall
•	Positioned as a leader in HFS Horizons: ServiceNow Services, 2023
•	Positioned as a leader in HFS Horizons: Data modernization services, 2023
•	Positioned as a leader in IDC MarketScape: Worldwide Retail Commerce Platform Service Providers 2023 Vendor Assessment
•	Positioned as a leader in IDC MarketScape Worldwide Artificial Intelligence Services 2023 Vendor Assessment
•	Positioned as a leader in IDC MarketScape: Asia/Pacific Oracle Application Implementation Services 2023 Vendor Assessment
•	Infosys recognized as a leader in Digital Engineering Services 2023 ISG Provider Lens™ study in US and Europe
•	Infosys recognized as a leader in Microsoft Cloud Ecosystem 2023 ISG Provider Lens™ study in US, UK, Singapore and Malaysia, Australia and Germany
•	Infosys rated as a leader in SAP Ecosystem ISG Provider Lens™ study in US, UK, Nordics, Germany and Brazil
•	Infosys recognized as #1 Top IT Service Providers in the Nordics in Whitelane Research and PA Consulting Sourcing Study 2023
•	Infosys rated as a leader in Avasant’s Multisourcing Service Integration 2022–2023 Radarview™
•	Infosys rated as a leader in Avasant’s Financial Services Digital Services 2023–2024 Radarview™
•	Infosys rated as a leader in Avasant’s Media and Entertainment Digital Services 2023–2024 Radarview™

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Harini Babu +1 469 996 3516 Harini_Babu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

	June 30, 2023	March 31, 2023
ASSETS
Current assets
Cash and cash equivalents	1,501	1,481
Earmarked bank balance for dividend(3)	885	-
Current investments	675	841
Trade receivables	3,191	3,094
Unbilled revenue	1,783	1,861
Other Current assets	1,408	1,349
Total current assets	9,443	8,626
Non-current assets
Property, plant and equipment and Right-of-use assets	2,497	2,516
Goodwill and other Intangible assets	1,082	1,095
Non-current investments	1,462	1,530
Unbilled revenue	168	176
Other non-current assets	1,355	1,369
Total non-current assets	6,564	6,686
Total assets	16,007	15,312
LIABILITIES AND EQUITY
Current liabilities
Trade payables	458	470
Unearned revenue	894	872
Employee benefit obligations	310	292
Other current liabilities and provisions	4,005	3,135
Total current liabilities	5,667	4,769
Non-current liabilities
Lease liabilities	812	859
Other non-current liabilities	407	460
Total non-current liabilities	1,219	1,319
Total liabilities	6,886	6,088
Total equity attributable to equity holders of the company	9,069	9,172
Non-controlling interests	52	52
Total equity	9,121	9,224
Total liabilities and equity	16,007	15,312

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(Dollars in millions except per equity share data)

	3 months ended June 30, 2023	3 months ended June 30, 2022
Revenues	4,617	4,444
Cost of sales	3,211	3,144
Gross profit	1,406	1,300
Operating expenses:
Selling and marketing expenses	217	193
Administrative expenses	228	219
Total operating expenses	445	412
Operating profit	961	888
Other income, net (4)	57	80
Profit before income taxes	1,018	968
Income tax expense	294	279
Net profit (before minority interest)	724	689
Net profit (after minority interest)	724	689
Basic EPS ($)	0.17	0.16
Diluted EPS ($)	0.17	0.16

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter ended June 30, 2023, which have been taken on record at the Board meeting held on July 20, 2023.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Represents bank balance earmarked for final dividend. Payment date for dividend was July 3, 2023
4.	Other income is net of Finance Cost.